AKANDA CORP.

c/o Gowling WLG (Canada) LLP

100 King St. W, Suite 1600

Toronto, ON M5X 1G5, Canada

Tel: +1 (416) 862-7525

September 26, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-1 (File No. 333-290367)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Akanda Corp. (the “Registrant”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (File No. 333-290367) so that it will become effective on Monday, September 29, 2025 at 4:00 p.m.., Eastern Time, or as soon thereafter as practicable.

Very truly yours,

AKANDA CORP.

By:	/s/ Katharyn Field
Name:	Katharyn Field
Title:	Interim Chief Executive Officer & Director